1097636

2-1-02

02016432

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 27, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NETWORKS, S.A.

Date: February 27, 2002

By: /s/ Jose Francisco Mateu Isturiz
Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary
Board of Directors

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terra lycos

02/26/02

TERRA LYCOS INCREASES REVENUE BY 22% AND IMPROVES EBITDA MARGIN BY 24 PERCENTAGE POINTS IN 2001

- *The company met its forecast and earned revenue of 166 million euros in the fourth quarter of 2001 and a total of 694 million euros for the year, a 22% increase over the previous year despite the difficult advertising market over the entire period, particularly since September 11.*

- *Earnings measured as operating margin (EBITDA) increased 91 million euros in 2001, an improvement of 24 percentage points over 2000.*

- *This positive trend on the road to profitability is due to both growth in revenue and reduced operating expenses, which fell by 103 million euros to 16% below that of the previous year.*

- *Terra Lycos ended the year with 4.35 million access subscribers, 1.3 million of whom are paying customers, an increase of 31% over the previous year.*

- *Page views increased by 43% in 2001 to an average of 500 million per day.*

Madrid, February 26, 2002.- Terra Lycos (MC: TRR; NASDAQ: TRLY), the largest global Internet network, today announced its financial results for the fiscal fourth quarter and fiscal year ended December 31, 2001.

Revenue

Revenue for 2001 totaled 694 million euros, an increase of 22% since the end of 2000, in line with the company's forecast. Terra Lycos reported revenue of 166 million euros in the final quarter of the fiscal year. In 2001, 65% of the company's revenue came from its media business, which includes content, subscriptions and e-commerce, and 35% from its access and communication services business.

Despite the unfavorable advertising market in 2001, particularly in the fourth quarter after September 11, media revenue rose 4% compared to 2000 and the company entered into strategic business alliances with market leaders, such as Apple, Coca-Cola, eBay, Fox Sports, IBM, TPI (Telefónica Group), Unilever and Visa International, among others.

Access and services revenue also grew by 76% compared to 2000, due to increased Internet penetration, the launch of new access products and the quality of Terra Lycos's communications services.

The positive revenue trend was a result of innovation in developing value-added services with a clear customer orientation. From a product standpoint, of particular interest was the launch of a series of subscription services through the company's "OBP" (Open, Basic, Premium) model, such as Zona Multimedia, Terra ADSL Plus, a virtual hard drive service, Tripod Plus and Angelfire Plus (personal Web page building tools), and the new Lycos Finance premium subscription service.

The company has also taken major steps in providing integrated marketing services to its customers, such as the launch of its state-of-the-art interactive advertising product Arcadia, its proprietary surveying tool Opinion Minders, the deployment of CheckM8 rich media technology, and email marketing programs to its substantial registered user base. For example, the company recently launched the most powerful email marketing tool in Spain, which allows maximum customization of email communications and a high degree of segmentation.

Operating Costs

In addition to the 22% revenue increase in 2001, the company improved cost management, yielding a 16% decrease in expenses from 2000, totaling savings of 103 million euros.

Operating Margin - EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) for fiscal year 2001 were -232 million euros (-33% margin), a 24 percentage point improvement over 2000, yielding a savings of 91 million euros. Fourth quarter EBITDA was -42 million euros (-25% margin), a clear confirmation of the trend toward profitability. Since the third quarter of 2000, Terra Lycos has succeeded in improving its EBITDA quarter-over-quarter by a total of 46 percentage points, from -71% in the third quarter of 2000 to -25% in the fourth quarter of 2001.

Net Income

Net income for 2001 was -566 million euros, 68% of this was due to amortization of goodwill for its acquisitions in 2000 and 2001, primarily the purchase of Lycos in October 2000.

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terra lycos

Cash

Strong cash management allowed the company to maintain its formidable cash position of 2.2 billion euros. Strategic investments in both fixed assets and acquisitions (Uno-e, Decompras, Maptel and Raging Bull) were financed.

Operating Results

In the fourth quarter of 2001, Terra Lycos increased the number of access subscribers by 74,000, of which 15,000 are narrowband and 59,000 ADSL. The company ended the year with a total of 4.35 million access subscribers, 1.3 million of whom are paying customers, a 31% increase over the previous year. The company ended 2001 with 233,000 broadband customers, a 34% increase in only three months and 471% compared to December 2000. This makes Terra Lycos a clear leader in the Spanish- and Portuguese-speaking markets because of its ability to innovate in the development of new subscription services.

Average daily page views in December 2001 totaled 500 million, an increase of 4% over the previous quarter and 43% compared to the fourth quarter of 2000. The number of unique monthly users was 111 million in December 2001, an increase of 2% over the previous quarter, and 18% over the previous year. The number of registered users was 119 million as of December 31, 2001, which represents a 6% increase over September 30 of the same year, and a 40% increase over December 31, 2000.

Terra Lycos Executive Chairman Joaquim Agut said, "These results reflect the company's positive trend toward profitability. I am pleased to report significant growth in revenue, despite the weakness in the market during the year, along with a dramatic improvement in efficiency and cost reduction. We achieved these results because of our customer-orientation as well as our ability to develop innovative products and pursue new sources of revenue in every market in which we operate."

Other Financial Information

- The figures for the previous fiscal year are provided for comparative purposes, and include the same breakdown as for the consolidated group in 2001 ("pro forma financial statements.")

About Terra Lycos

Terra Lycos is the largest global Internet network operating in 43 countries in 20 languages, reaching 111 million unique monthly visitors worldwide. The group, which resulted from Terra Networks, S.A.'s acquisition of Lycos, Inc. in October 2000, operates some of the most visited Web sites in the US, Canada, Europe, Asia and Latin America and is the largest access provider in Spain and Latin America.

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terra lycos

The Terra Lycos network of sites includes Terra in 17 countries, Lycos in 26 countries as well as other sites such as Angelfire.com, Atrea.com, ATuHora.com, Azeler.es, Bumeran.com, Direcciona.es, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com, and Wired News (Wired.com), among others.

With headquarters in Barcelona and operational units in Madrid and Boston, Terra Lycos is listed on the Madrid (TRR) stock exchange and on the NASDAQ (TRLY) electronic market.

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terra lycos

EBITDA margin as a % of revenue



3Q 00
4Q 00
1Q01
2Q 01
3Q 01
4Q 01
-71%
- 54%
- 43%
-36%
-29%
-25%
65%
improvement
(46 pp)
in the last 5
quarters

- ✓ ***65% improvement in EBITDA margin (46pp) over 3Q 00***
- ✓ ***Continuing effort both in terms of growth and cost management <u>aimed at improving profitability</u>***

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terra lycos

TERRA LYCOS
Consolidated P/L
Year 2001
(million euros)

	Jan-Dec 2001	Jan-Dec 2000 (*)	Improvement
Total Revenues	**694**	**571**	**22%**
Media	448	431	4%
Access	246	140	76%
EBITDA	**(232)**	**(323)**	**28%**
EBITDA Margin	**(33)%**	**(57)%**	**+ 24p.p.**
Earnings before Tax, Minority Interests and Amortization of Goodwill	**(545)**		
Tax	363		
Minority Interests	2		
Earnings after Tax, Minority Interests and before Amortization of Goodwill	**(180)**		
Amortization of Goodwill	(386)		
Earnings after Tax	**(566)**		

(*) The figures for 2000 fiscal year are provided for comparative purposes, and include the same breakdown as for the consolidated group in 2001 ("pro forma financial statements").

Contact telephone numbers :

- ***Public Relations***
  Miguel Angel Garzon
  (Spain)011-34-91- 452 3021
  miguel.garzon@corp.terralycos.com

  Kirsten Rankin (U.S.)
  (Boston) 781-370-2691
  kirsten.rankin@corp.terralycos.com
- ***Investor Relations***
  Jose Carlos Duran
  Director of Investor Relations
  011-34-91-452-3278
  josec.duran@corp.terralycos.com

terra lycos

Consolidated Statements of Operations
(In millions of Euros - Spanish GAAP)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000 (1)	2001	2000 (1)
Revenues:				
Media	105.6	140.0	448.1	431.4
Access and Services	60.4	48.4	245.4	139.7
Total revenues	**166.0**	**188.4**	**693.5**	**571.1**
Cost of revenues	(86.6)	(82.4)	(364.6)	(229.6)
Gross Profit	79.4	106.0	328.9	341.5
Operating expenses:				
Research and development	(24.8)	(43.5)	(127.6)	(137.4)
Sales and marketing	(68.5)	(116.6)	(305.1)	(398.4)
General and administrative	(27.7)	(48.2)	(128.3)	(128.5)
Total operating expenses	(121.0)	(208.3)	(561.0)	(664.3)
EBITDA	**(41.7)**	**(102.3)**	**(232.0)**	**(322.8)**
EBITDA Margin	***-25%***	***-54%***	***-33%***	***-57%***
Depreciation / non-cash charges	(54.5)		(185.5)	
Financial income (loss)	29.7		126.3	
Share in gains (losses) by equity method	(8.7)		(181.7)	
Amortization of goodwill	(63.2)		(383.5)	
Extraordinaries and other	(43.4)		(74.8)	
Income (loss) before taxes	**(181.9)**		**(931.3)**	
Corporate income tax	88.4		363.4	
Minority interest	0.5		1.6	
Net Income (loss)	**(93.0)**		**(566.3)**	
Shares Outstanding (' 000)	558,835	552,709	558,013	518,034

(1) Proforma figures for Terra Networks and Lycos Inc. through EBITDA, assuming Terra Networks had acquired Lycos on January 1, 2000.

terra lycos

Consolidated Balance Sheet
as of December 31, 2001
(In millions of Euros - Spanish GAAP)

ASSETS

Due from Shareholders for Uncalled Capital	**367.0**
Fixed Assets	**1,499.9**
Goodwill in Consolidaton	**1,819.2**
Long-term deferred expenses	**8.8**
Current Assets	**2,412.5**
Cash and Short-term financial investments	2,190.1
Other current assets	222.3
TOTAL ASSETS	**6,107.3**

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity	**5,556.8**
Minority interests	**3.5**
Long-term liabilities	**115.5**
Current liabilities	**431.5**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**6,107.3**

terra lycos

Consolidated Statements of Operations
(In millions of Euros - US GAAP)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001 (*)	**2000** (1)	**2001** (*)	**2000** (1)
Revenues:				
Media	105.6	140.0	448.1	431.4
Access and Services	60.4	48.4	245.4	139.7
Total revenues	**166.0**	**188.4**	**693.5**	**571.0**
Cost of revenues	(86.6)	(82.2)	(364.6)	(229.4)
Gross Profit	79.4	106.1	328.9	341.6
Operating expenses:				
Research and development	(24.8)	(42.9)	(127.6)	(136.8)
Sales and marketing	(68.5)	(125.8)	(305.1)	(453.1)
General and administrative	(27.7)	(47.5)	(128.3)	(127.9)
Total operating expenses	(121.0)	(216.1)	(561.0)	(717.8)
EBITDA	**(41.7)**	**(110.0)**	**(232.0)**	**(376.2)**
EBITDA Margin	***-25%***	***-58%***	***-33%***	***-66%***
Shares Outstanding (' 000)	558,835	552,709	558,013	518,034

(1) Proforma figures for Terra Networks and Lycos Inc. through EBITDA, assuming Terra Networks had acquired Lycos on January 1, 2000.

(*) We will report the full 2001 P&L account at the time we file the 20F with the SEC, before the end of June 2002.

Consolidated Balance Sheet
as of December 31, 2001
(In millions of Euros - US GAAP)

(*) We will report the full 2001 Balance Sheet at the time we file the 20F with the SEC, before the end of June 2002.

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: February 27, 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors